UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Auction of Unsubscribed Shares remaining from the Capital Increase through the Subscription of New Shares

Banco Bradesco S.A. ("Bradesco" or the "Company"), further to the information disclosed in the Material Fact and the Notices to Shareholders regarding the Capital Increase through the Subscription of New Shares, released on July 29, 2026 and September 16, 2026 (the "Capital Increase"), hereby informs its shareholders and the market in general that, upon expiration of the period for the exercise of subscription rights with respect to the remaining shares and the corresponding payment thereof, 1,505,454 common shares and 14,553,057 preferred shares remained unsubscribed (the "Remaining Unsubscribed Shares").

Accordingly, pursuant to Article 171, Paragraph 7, of Law No. 6,404/1976, the subscription receipts representing the Remaining Unsubscribed Shares will be offered through an auction to be held by B3 S.A. - Brasil, Bolsa, Balcão (“B3”) on October 2, 2026, as follows:

▪	Total Quantity: 1,505,454 subscription receipts for common shares and 14,553,057 subscription receipts for preferred shares.

▪	Representativeness: 2.65% of the total shares issued in the Capital Increase, corresponding to 0.50% of the total common shares and 4.82% of the total preferred shares.

▪	Minimum Price: R$15.43 per subscription receipt for a common share and R$17.64 per subscription receipt for a preferred share.

▪	Date and Time: October 2, 2026, at 10:30 a.m.

▪	Intermediary: Ágora Corretora de Títulos e Valores Mobiliários S.A.

Interested Investors may participate in the auction through brokerage house firms authorized to operate on B3, subject to the procedures set forth in the respective auction notice to be disclosed by B3.

The subscription receipts to be acquired at the auction shall be converted into the corresponding common and preferred shares following the approval of the Capital Increase by the Central Bank of Brazil ("BACEN").

The shares issued in the Capital Increase shall, as from its approval by BACEN, be entitled to the full payment of dividends, interest on shareholders’ equity and any other distributions that may be declared by the Company.

Bradesco will keep its shareholders and the market informed of the developments regarding the Capital Increase, including its approval by BACEN, pursuant to the applicable regulations.

Cidade de Deus, Osasco, SP, September 30, 2026

Banco Bradesco S.A.

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 30, 2026

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.